CI Financial

07020948

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

SEC MAIL PROCESSING RECEIVED FEB - 8 2007 WASH. D.C. 186 SECTION

February 1, 2007

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Fund Management Inc.

Re: CI ~~Financial Income Fund~~, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

dlw 2/12

j:\ci\mjk\letters\sec-ltr.doc

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.

(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to CI Financial Inc.
(Registrant)

Date February 1, 2007

By [signature]
(Signature) *
Michael J. Killeen, Senior Vice-President, General Counsel and Corporate Secretary

* Print the name and title under the signature of the signing officer.

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports net sales and record assets for 2006

TORONTO (January 2, 2007) – CI Financial Income Fund ("CI") reported today that it had net sales of $2.2 billion in mutual and segregated funds and that assets under management grew 15.4% to a record $62.7 billion in calendar year 2006.

"CI had another excellent year in 2006, with double-digit asset growth and strong net sales," said Stephen A. MacPhail, President and Chief Operating Officer. "Our net sales level has made CI the top-selling non-bank fund company and the third best-selling fund company overall."

In 2006, CI's assets under management grew $8.4 billion or 15.4% to $62.7 billion, and total fee-earning assets grew $9.9 billion or 13.9% to $81.6 billion. Both are record levels for CI.

The year was capped by a month of impressive retail fund sales. In December 2006, CI Investments Inc. had gross sales of $806 million and net sales of $269 million. In addition, United Financial Corporation had gross sales of $110 million and net sales of $23 million, resulting in combined net sales of $292 million for the month.

For the calendar year, CI Investments had gross sales of $9.3 billion and net sales of $2.3 billion, while United Financial had gross sales of $1.1 billion and net redemptions of $95 million.

"CI is well positioned for another successful year in 2007," Mr. MacPhail said. "For example, CI Investments is planning to launch an exciting new product this spring and early indications are that it will be very well received by advisors and their clients.

"Furthermore, we continue to see good performance across our product lineup, both at CI Investments and United Financial."

CI's lineup of Canadian equity funds is particularly outstanding, with all of CI Investments' funds in this category ranked first quartile over five years ending November 30, 2006. In the global category, CI Global High Dividend Advantage Fund, which was launched in February 2006 and invests in dividend-paying global companies, has gathered over $350 million in assets.

CI Investments continued to lead the industry in 2006 with the most funds with Morningstar Canada's top five-star rating. Morningstar announced in December that CI Investments had 46 mutual and segregated funds with five stars at November 30, 2006.

CI's assets under management at December 31, 2006 consisted of investment fund assets at CI Investments and United Financial of $61.8 billion and structured products/closed-end funds of $923 million. CI's administered/other assets of $18.9 billion included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI, and $17.1 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and IQON Financial Management Inc. (net of assets under management at United Financial), which generate fees for those companies.

Reflecting CI's increased asset base and strong cash flow, CI has increased its distribution to unitholders to $0.18 monthly or $2.16 annually per trust unit of CI and exchangeable limited partnership unit of Canadian International LP beginning with this month's payment on January 15. This represents a yield of 8.08% on CI's closing unit price of $26.72 on December 29, 2006. The distribution increase was previously announced on November 9, 2006.

Additional information about CI's sales, assets and financial position for December and the calendar year can be found below in the tables of preliminary statistics and at www.ci.com/cix in the Statistics section.

CI FINANCIAL INCOME FUND DECEMBER 31, 2006 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$688	$468	$220
CI money market	118	69	49
TOTAL CI Investments	$806	$537	$269
TOTAL United Financial	$110	$87	$23
TOTAL structured products	$0	$68	-$68
TOTAL CI	$916	$692	$224

FEE-EARNING ASSETS	November 30/06 (millions)	December 31/06 (millions)	% Change
CI mutual/segregated funds	$50,756	$51,854	2.2%
United Financial funds	9,780	9,960	1.8%
	$60,536	$61,814	2.1%
Structured products/closed-end funds	1,004	923	-8.1%
TOTAL assets under management	$61,540	$62,737	1.9%
CI administered/other assets	1,656	1,760	6.3%
Assante/IQON assets under administration (net of United funds)	17,102	17,102	0.0%
TOTAL FEE-EARNING ASSETS	$80,298	$81,599	1.6%

AVERAGE ASSETS UNDER MANAGEMENT	November 30/06 (millions)	December 31/06 (millions)	% Change
Monthly	$60,573	$62,255	2.8%
Quarter-to-date	$59,842	$60,655	1.4%
Fiscal year-to-date	$58,139	$58,735	1.0%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (May) (millions)	Fiscal 2006 (Dec.) (millions)	% Change
Fiscal year average assets	$54,083	$58,735	8.6%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,458,757	Bank debt	$576
Trust units	133,673,930	Cash & marketable securities	(33)
Total outstanding units	280,132,687	Net debt outstanding	$543
Yield at $26.72	8.1%	Net debt to annualized EBITDA (most recent quarter)	0.80:1
In-the-money options	4,539,300	In-the-money equity comp. liability (net of tax)	$32
Percentage of all options	100%	Terminal redemption value of funds	$791
All options % of units	1.6%	Quarter-to-date equity-based compensation*	($1)

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($29.77) to December 31, 2006 ($26.72).

CI Financial **News Release**

CI FINANCIAL INCOME FUND DECEMBER 31, 2006 YEAR-END STATISTICS			
YEAR-TO-DATE SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
TOTAL CI Investments	$9,291	$6,989	$2,302
TOTAL United Financial	1,101	1,196	-95
TOTAL structured products	23	95	-72
TOTAL CI	$10,415	$8,280	$2,135

FEE-EARNING ASSETS	December 31/05 (millions)	December 31/06 (millions)	% Change
CI mutual/segregated funds United Financial funds	$44,208 9,116	$51,854 9,960	17.3% 9.3%
	$53,324	$61,814	15.9%
Structured products/closed-end funds	1,025	923	-10.0%
TOTAL assets under management	$54,349	$62,737	15.4%
CI administered/other assets	1,812	1,760	-2.9%
Assante/IQON assets under administration (net of United funds)	15,504	17,102	10.3%
TOTAL FEE-EARNING ASSETS	$71,665	$81,599	13.9%

EQUITY	December 31/05	December 31/06	% Change
Outstanding shares/units	285,679,447	280,132,687	-1.9%
In-the-money options	8,752,498	4,539,300	-48.1%
Percentage of shares/units	3.1%	1.6%	n/a
Yield	2.9%	8.1%	n/a
Net debt (millions)	$289	$543	87.9%
Share/unit price	$25.00	$26.72	6.9%
Distributions/Dividends paid	$0.590	$1.425	141.5%
Total return	43.2%	12.4%	n/a

GEOGRAPHIC EXPOSURE OF AUM (Dec. 31/06)			
Canada	48%	Japan	2%
United States	22%	Other	5%
Europe	12%	Cash	11%

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending January 31, 2007

Toronto, January 17, 2007 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending January 31, 2007 payable on February 14, 2007 to unitholders of record as at January 31, 2007:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Capital Yield Trust	SLN.UN	Cdn$0.1875 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2007\jan07\rel-global-aggregate.doc

82-4994

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Investments announces the launch of Harbour Foreign Equity EARNS™ Note securities provide global exposure with an accelerated positive return feature

TORONTO (January 24, 2007) – CI Investments Inc. today announced the launch of a new note security that allows Canadian investors to diversify into global markets with the added benefit of an accelerated return feature designed to enhance the returns of the underlying investment.

The Harbour Foreign Equity EARNS™ (Enhanced Accelerated Return Note Securities), series 1, are issued by National Bank of Canada and provide exposure to the returns of a "Reference Portfolio" consisting of Class F shares of Harbour Foreign Equity Corporate Class, a global equity fund offered by CI Investments.

The fund's portfolio is managed by Harbour Advisors, led by Gerry Coleman and Stephen Jenkins. Mr. Coleman has over 35 years of investment experience and was named Fund Manager of the Year at the 2001 Canadian Investment Awards. Mr. Jenkins has over 16 years of investment experience and holds the CFA designation. Other Canadian Investment Awards earned by the Harbour team are Best Canadian Balanced Fund for Harbour Growth & Income Fund in 2006 and Best Canadian Equity Fund for Harbour Fund in 2002. In total, Harbour Advisors manages $10 billion on behalf of CI.

The accelerated return feature of the Harbour Foreign Equity EARNS provides investors with 150% of any positive return of the Reference Portfolio at the maturity of the note securities, but only 100% of any negative performance. This feature allows investors to enjoy the benefits of leverage without the corresponding downside of actually leveraging their investment. The note securities have an eight-year term to maturity and are not principal protected.

Harbour Foreign Equity EARNS, series 1, are available for sale until February 28, 2007, through registered dealer representatives, and are eligible for registered plans. The minimum purchase is $5,000. Detailed information regarding the Harbour Foreign Equity EARNS, series 1, is contained in a prospectus and related pricing supplement of National Bank of Canada filed on www.sedar.com. It also may be obtained through registered dealer representatives authorized to distribute these securities.

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $81.6 billion in fee-earning assets as of December 31, 2006. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

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For further information, please contact:
David McBain
Senior Vice-President
CI Investments Inc.
416-364-1145

82-4994

Placements CI

2, rue Queen Est, vingtième étage, Toronto (Ontario) M5C 3G7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

Placements CI annonce le lancement des Titres sous forme de billets Actions étrangères Harbour EARNS^MC, qui procurent une exposition mondiale et un rendement positif accéléré

TORONTO (Le 24 janvier 2007) – CI Investments Inc. a annoncé aujourd'hui le lancement d'un nouveau billet qui permet aux investisseurs canadiens de diversifier leurs actifs dans les marchés mondiaux, avec l'avantage d'une caractéristique de rendement accéléré conçue pour améliorer les rendements du placement sous-jacent.

Les Titres sous forme de billets Actions étrangères Harbour EARNS^MC (billets à rendement accéléré), série 1, sont émis par la Banque Nationale du Canada et procurent une exposition aux rendements d'un « Portefeuille de référence », qui est composé d'actions de catégorie F de la Catégorie de société d'actions étrangères Harbour, un fonds d'actions mondiales offert par Placements CI.

Le portefeuille de fonds est géré par Harbour Advisors, qui est dirigé par Gerry Coleman et Stephen Jenkins. M. Coleman possède plus de 35 années d'expérience de placement et a été nommé « Gestionnaire de fonds de l'année » lors de la cérémonie des Canadian Investment Awards de 2001. M. Jenkins possède plus de 16 années d'expérience de placement et il détient le titre d'analyste financier agréé (CFA). L'équipe Harbour a remporté d'autres prix pour ses placements canadiens, notamment le meilleur fonds équilibré canadien en 2006 pour le Fonds de revenu et de croissance Harbour et le meilleur fonds d'actions canadiennes en 2002 pour le Fonds Harbour. Au total, Harbour Advisors gère 10 milliards de dollars au nom de CI.

La caractéristique de rendement accéléré des Titres sous forme de billets Actions étrangères Harbour EARNS^MC procure aux investisseurs un taux de participation accéléré de 150 % de tout rendement positif du portefeuille de référence à l'échéance du billet, tout en limitant à 100 % le taux de participation de tout rendement négatif. Cette caractéristique permet aux investisseurs de profiter des avantages de l'effet de levier sans les inconvénients baissiers liés à celui-ci. Il s'agit de billets ayant une durée de huit ans à capital non protégé.

Les Titres sous forme de billets Actions étrangères Harbour EARNS^MC, série 1, sont en vente jusqu'au 28 février 2007, par l'entremise d'agents de courtage, et sont disponibles pour les régimes enregistrés. Le placement minimum est de 5 000 $. Des renseignements détaillés sur les Titres sous forme de billets Actions étrangères Harbour EARNS^MC, série 1, se trouvent dans un prospectus et un supplément de fixation du prix de la Banque Nationale du Canada, classés au www.sedar.com. Ils peuvent également être obtenus auprès des agents de courtage autorisés à distribuer ces titres.

CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 81,6 milliards de dollars au 31 décembre 2006. CI Financial offre une vaste gamme de produits et de services de placement, y compris une sélection de fonds de placement de premier plan. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :
David McBain
Vice-président principal
CI Investments Inc.
416-364-1145

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